NO ACT

DC PE 3-20-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08045123

March 28, 2008

Eric N. Litzky
Vice President – Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/28/2008

Re: American International Group, Inc.
Incoming letter dated March 20, 2008

Dear Mr. Litzky:

This is in response to your letter dated March 20, 2008 concerning the shareholder proposal submitted to AIG by Kenneth Steiner. We also have received letters on the proponent's behalf dated March 23, 2008 and March 25, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

3

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS



TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

March 20, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2008 annual meeting of shareholders by Kenneth Steiner, on behalf of John Chevedden (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials because they would cause the Company to violate state law.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal reads, in relevant part:

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Grounds for Omission

The Proposal would, if implemented, cause the Company to violate Delaware law (Rule 14a-8(i)(2))

Rule 14a-8(i)(2) provides that a proposal may be excluded if it "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal recommends that the Board "adopt cumulative voting". Under Section 214 of the General Corporation Law of the State of Delaware ("DGCL"), the Company's jurisdiction of incorporation, cumulative voting must be provided for in a company's certificate of incorporation. In order to amend a company's certificate of incorporation, Section 242 of the DGCL requires first that the board of directors adopt a resolution approving the amendment and declaring it advisable and second that there is a vote of the shareholders entitled to vote thereon. Given that the Company's Restated Certificate of Incorporation does not permit cumulative voting, the Company's Board of Directors cannot, consistent with DGCL, unilaterally "adopt" cumulative voting as requested by the Proponent or delegate to the shareholders the need to determine the advisability of the amendment. The Company has obtained a legal opinion from the Delaware law firm of Richards, Layton & Finger, P.A. supporting this position and it is attached hereto as Annex B.

The Staff recently has granted no-action relief in reliance on Rule 14a-8(i)(2), or Rule 14a-8(i)(2) and Rule 14a-8(i)(6), for proposals identical to this Proposal. See Bristol-Meyers Squibb Company (avail. March 14, 2008); Pfizer Inc. (avail. March 7, 2008); Northrop Grumman Corporation (avail. Feb 29, 2008); Time Warner Inc. (avail.

Feb. 26, 2008); PG&E Corporation (avail Feb. 25, 2008); Citigroup Inc. (avail. Feb. 22, 2008); The Boeing Company (avail. Feb. 20, 2008); and AT&T, Inc. (avail. Feb. 19, 2008).

For the reasons set forth above and as supported by the opinion from Delaware counsel, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law.

Request for Waiver of Submission Timing

The Company anticipates that it will commence printing its definitive Proxy Materials on April 2, 2008, and mail them to shareholders on or about April 4, 2008. The Company acknowledges that this no-action request is being submitted less than 80 calendar days before it expects to file its Proxy Materials. This no-action request is being submitted based upon the Staff no-action letters cited above relating to proposals with identical resolutions that have only recently become publicly available, and in all cases less than 80 days before the Company expects to file its Proxy Materials. On this basis, the Company believes it has "good cause" for the delay in submitting this letter.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A and B, of its intention to omit the Proposal from its Proxy Materials.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



Eric N. Litzky
Vice President – Corporate Governance

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
Kenneth Steiner

ANNEX A

(Please see the attached.)

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Robert B. Willumstad
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Willumstad,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



Kenneth Steiner

10/27/07
Date

cc: Kathleen E. Shannon
Corporate Secretary
PH: 212 770-7000
Fax: 212 509-9705
F: 212-785-1584
FX: 212 943-1125
Fax: 212 509-9705

[AIG: Rule 14a-8 Proposal, November 20, 2007]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

Cumulative voting won 54%-support at Aetna and 56%-support at Alaska Air in 2005. It also received 55%-support at General Motors (GM) in 2006. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. Cumulative voting also allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Most importantly cumulative voting encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation.

Kenneth Steiner, Great Neck, New York, said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were reported:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – CEO pay of $21 million a year.
  - "High Concern" in accounting. Plus CEO compensation was not adequately performance-based.
- Even thought we had a principle shareholder an amazing 53% of our Board received from 17% to 22% withhold votes in 2007 including:
  - Mr. Sullivan
  - Mr. Feldstein
  - Mr. Cohen
  - Ms. Futter
  - Mr. Holbrooke
  - Mr. Tse
  - Mr. Offit
  - Mr. Zarb

Additionally:

- Mr. Feldstein and Ms. Futter were designated as "Accelerated Vesting" directors by The Corporate Library. This was due to their involvement with boards that sped up the vesting of stock options in order to avoid recognizing the related cost.
- The company 2007 proxy raised a question on whether it was competently proofread.
- Two directors had 15 or 20-years tenure – Independence concern:
  - Mr. Feldstein
  - Mr. Cohen

• Three of our directors also served on boards rated D by the Corporate Library:

1) Mr. Sutton	Krispy Kreme (KKD)
2) Mr. Cohen	Barrick Gold (ABX)
3) Mr. Feldstein	Eli Lilly (LLY)

The above concerns shows there is room for improvement and reinforces the reason to take one step forward now and encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Kenneth Steiner, 14 Stoner Ave., 2M, Great Neck, NY 11021 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

ANNEX B

(Please see the attached.)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

March 20, 2008

American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to American International Group, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") that the Proponent intends to present at the Company's 2008 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on June 2, 1995, as amended by the Certificate of Amendment of Certificate of Incorporation of the Company as filed with the Secretary of State of June 3, 1998, and as amended by the Certificate of Amendment of Certificate of Incorporation of the Company as filed with the Secretary of State on June 5, 2000 (collectively, the "Certificate of Incorporation");

(ii) the By-laws of the Company; and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto;

(b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates, as that shareholder sees fit. Under cumulative voting shareholders can withhold votes from certain nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such

> holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation.").

Here, the Certificate of Incorporation does not provide for cumulative voting. In fact, the Certificate of Incorporation specifically provides in ARTICLE FOUR, Section 9 that "[t]he holders of the shares of Common Stock will be entitled to one vote per share of such stock on all matters...". Because the Certificate of Incorporation provides for one vote per share of common stock of the Company on all matters, and does not permit cumulative voting, there is no action the Board can lawfully take to "adopt" cumulative voting. Any bylaw or policy adopted by a corporation's board of directors in violation of the corporation's certificate of incorporation is void. See 8 Del. C. § 109(b) (stating that bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation"); see also Oberly v. Kirby, 592 A.2d 445, 458 n.6 (Del. 1991) ("a corporation's bylaws may never contradict its certificate of incorporation").

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight vote basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide .... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192; McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed.) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirty-four jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. ... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-1292 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2d ed. 2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Certificate of Incorporation presently provides for one vote per share of common stock of the Company, not cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] . . . shall be made and effected in the following manner: (1) [i]f the corporation

> has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. . . . If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1); see 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law.") (Messrs. Balotti and Finkelstein are members of this firm). Because the implementation of the Proposal would require the Board to exceed its authority under Delaware law, the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

Even if the Proposal were changed to request that the Board propose an amendment to the Certificate of Incorporation to amend ARTICLE FOUR, Section 9 of the Certificate of Incorporation and implement cumulative voting, the Company could not commit to implement such a proposal. Under the General Corporation Law, any such amendment must be adopted and declared advisable by the Board prior to being submitted to the stockholders for adoption thereby. 8 Del. C. § 242. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381.; See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely, and may not be altered by charter provision."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders."). Because a board of directors has a statutory duty to determine that an amendment is advisable prior to submitting it for stockholder action, the Board could not purport to bind itself to adopt an amendment to the Certificate of Incorporation to implement the Proposal. In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1]

The decision to propose an amendment to the certificate of incorporation and declare its advisability is a managerial duty reserved to the board of directors by statute; it therefore falls within the exclusive province of the board. As the Court of Chancery stated in the 1990 case of Paramount Commc'ns Inc. v. Time Inc., 1989 WL 79880 (Del. Ch. July 14, 1989):

> The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Id. at *30.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders

[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible to make under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith v. Van Gorkom, 488 A.2d 858, 887 (Del. 1985) (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who did not vote in favor of the proposals, and those of the corporation generally.

The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

Corporation Law); Smith, 488 A.2d at 888 (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(1) ("but no such committee shall have the power or authority in reference to amending the certificate of incorporation"); see also 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval").

In summary, the Board can not "adopt cumulative voting" as contemplated by the Proposal because implementing cumulative voting would require an amendment to the Certificate of Incorporation and the Board does not have the power to unilaterally effect an amendment to the Certificate of Incorporation. Moreover, the Board could not commit to propose an amendment to the Certificate of Incorporation to implement the Proposal because doing so would require the Board to abdicate its statutory and fiduciary obligations to determine the advisability of such amendment prior to submitting it to the stockholders (and, even if the Board were to determine that such amendment is advisable, the Company could not guarantee that the stockholders of the Company would adopt such amendment).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be relied upon by any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/BWF

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The March 20, 2008 company Rule 14a-8(i)(2) argument appears vague, incomplete and/or misdirected. The company explicitly claims that "The proposal requests that the 'Board adopt cumulative voting.' " Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

However the complete company argument seems focused on an unfounded company position that the proposal explicitly requests that the *company* adopt cumulative voting. And with this unfounded company assumption, the company of course failed to claim that it is impossible for the board to approve cumulative voting.

It seems that at this late date the company has yet to support a claim vital to its position – that the board would presumably be powerless to approve cumulative voting.

Furthermore, the company does not cite one precedent that considered the above issue.

Additional information will be provided on this new issue.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 25, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Kenneth Steiner

Ladies and Gentlemen:

The following is an example of another company acting on a rule 14a-8 proposal to the same degree as the American International Group, Inc. interpretation of the text of the cumulative voting proposal and receiving Staff concurrence.

The American International Group explicitly claims that "The proposal requests that the 'Board adopt cumulative voting.' " Significantly the company does not claim that this proposal requests that the *company* adopt cumulative voting.

Allegheny Energy in Allegheny Energy, Inc. (February 15, 2008)□responded to a rule 14a-8 proposal which also did not include text that the board "take the steps necessary to." The Allegheny Energy Board acted to amend its bylaws according to this summary:

> Form 8-K for ALLEGHENY ENERGY, INC
>
> 12-Dec-2007
>
> Amendments to Articles of Inc. or Bylaws; Change in Fiscal Year, Financial
>
> Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
> On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.
>
> ...
>
> Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous

written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Then Allegheny Energy pointed out in its no action request that Section 2-505(a) of the Maryland General Corporation Law required that shareholder action by written consent also needed shareholder approval and that the Board would *not* take the steps necessary to obtain shareholder approval.

Allegheny Energy then received Staff concurrence with, "There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10)" with emphasis added as follows:

February 15, 2008

Response of the Office of Chief Counsel Division of Corporation Finance

Re: Allegheny Energy, Inc. Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

/s/

Peggy Kim

Attorney-Adviser

Thus Allegheny Energy was determined able to adopt a shareholder proposal without text that the board "take the steps necessary to." The American International Group board has the power to adopt this cumulative proposal in a manner similar to the Allegheny Energy example and this would be consistent with state law.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Eric Litzky <Eric.Litzky@AIG.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated March 20, 2008

The proposal recommends that the board adopt cumulative voting.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause AIG to violate state law. Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We note that AIG did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Greg Belliston
Special Counsel

END